Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Bridge Loan, Board Changes,
and Financial Year End Amendment

Vancouver, BC – October 1, 2014: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that it has arranged a bridge loan of US$18 million (the “Bridge Loan”), which is expected to close within the next few days, to provide funding for general corporate and working capital purposes. The Bridge Loan represents interim financing to support the operations of the Company and shall be repayable by the Company one year from the closing date.

Pursuant to an executed Term Sheet, this Bridge Loan is to form part of a larger financing (the “Financing") totaling US$60 million to be disbursed over a period of one year and linked to a gold purchase and sales agreement (the “Gold Agreement”) with Imppetrol Investment S.A. (“Imppetrol”) as the buyer of 300,000 gold ounces, which the Company shall deliver over a period of three years commencing January 2015 at a price per ounce set at the London Bullion Market Association (LBMA) gold a.m. price fix on the day of sale less a discount of ten per cent (10%). The Bridge Loan shall be rolled into the Financing, which shall bear an interest rate at the 1-Year London Interbank Offered Rate (LIBOR) plus two per cent (2%), and mature three years from closing.

In connection with the Financing, Felix Salas, President of Power Blue, LLC, an affiliate of Imppetrol, and Jose Miranda, Chief Executive Officer of Imppetrol, will join Petaquilla’s Advisory Board to its Board of Directors. In addition, Pascual Montanes, who presently serves as President of Iberian Resources Corp. and as Chief Executive Officer of Corporacion Recursos Iberia S.A.U., both subsidiaries of the Company, will join the Company’s Board of Directors replacing Raul Ferrer.

On other matters, Petaquilla advises that it has changed its financial year-end from June 30 to July 31. As a result of this change, the Company will have a transitional 13-month financial year ending July 31, 2014. The change in the financial year end results from a longer than expected completion of an agreement executed by the Company in May 2014. The timing of various transactions forming components of the agreement, mainly associated with the public registration of asset ownership transfers in Panama, led to delays in accounting for the subject sale and corresponding delays with respect to the receipt of funds pursuant to the agreement. These delays have had the effect of deferring works related to the Company’s year end audit.

Further details regarding the change in financial year end, including the Company’s interim reporting periods, are available in the Company’s Notice of Change of Financial Year End prepared in accordance with Section 4.8 of National Instrument 51-012 and filed on SEDAR at www.sedar.com.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects", "plans", "estimates" or "intends" or stating that certain actions, events or results "may", "could", "would", "might", "will" or "are projected to" be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company's current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company's current mineral reserve and mineral resource estimates. A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company's control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company's ability to obtain and maintain all necessary regulatory approvals and licenses; the Company's ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company's ability to develop its deposits; the Company's ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company's ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company's interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer C.
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.